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                                    EXHIBIT 1

                     Identification of Members of the Group

         The members of the Group are Ernest H. Cockrell, Texas Production Company and Cockrell Investment Partners, L.P. Ernest H. Cockrell is Chairman of Texas Production Company, the general partner of Cockrell Investment Partners, L.P.